EXHIBIT 4.2

Letter Agreement

August 31, 2007

                Spacehab, Incorporated (“Spacehab”) agrees that Plainfield Special Situations Master Fund Limited (“Investor”) shall be entitled to participate in up to 25% of all future public or private sales or issuances by Spacehab of its common stock or securities convertible into its common stock or debt securities (“New Securities”) to the extent necessary to maintain the percentage of Spacehab common stock (provided the percentage of common stock shall be determined as if any issued and outstanding Series C Convertible Preferred Stock had been converted on the date such percentage is determined) held by Investor immediately prior to the proposed issuance of the New Securities (its “Pro Rata Share”); provided, however, that the number of shares issuable to Investor shall not exceed the amount which would require shareholder approval under the principal securities exchange on which the Spacehab common stock is listed. Spacehab will provide Investor with at least 5 business days advance written notice of any such proposed private sale or issuance of New Securities (the “Proposed Issuance”), which notice shall contain information pertaining thereto (including the purchase price) and an offer to Investor to participate in such Proposed Issuance (at a price and upon terms and conditions no less favorable than those provided to the other offerees or purchasers of New Securities in the Proposed Issuance).

                At its sole option, Investor may, by written notice to Spacehab so as to be actually received by Spacehab on or before the fifth day following delivery of notice of such Proposed Issuance, exercise its preemptive right contained herein and elect to purchase its Pro Rata Share of New Securities at the price and on the same terms and conditions as the other purchasers of the New Securities. Failure of Investor to deliver such notice within five business days shall be deemed to be a waiver of such preemptive rights. If the terms of the Proposed Issuance materially change subsequent to delivery of the notice to Investor, Spacehab will provide Investor with a new 5 day advance notice period prior to consummating the transaction contemplated by the Proposed Issuance. Any issuance of New Securities for cash not completed within 90 days of the date notice is provided by Spacehab to Investor shall be deemed to be a new issuance of New Securities, which shall require a new 5 day notice.

                This purchase right shall terminate in two years from date of agreement.

                This preemptive right shall not apply to: (i) securities of Spacehab issued or sold pursuant to the agreements or convertible notes set forth on Exhibit A; (ii) securities issued upon the exchange of the convertible notes that are outstanding on the date hereof; (iii) the issuance of capital stock or warrants, options or other rights to acquire capital stock currently outstanding or that may hereafter be granted by Spacehab to any officer, employee, consultant or director under any existing or future option plan, incentive plan or other benefit plan of Spacehab or under any option, warrant or other right to acquire capital stock that is or has been approved by the shareholders of Spacehab; (iv) securities of Spacehab issued in connection with the acquisition of assets or the equity interests of any entity owning such assets; or (v) with respect to a merger, plan of exchange or other combination involving Spacehab that requires the approval of the shareholders of Spacehab and with respect to which such approval is obtained. This Agreement shall become effective immediately following the closing of the transactions contemplated under that certain Restructuring and Exchange Agreement dated August 31, 2007 and executed contemporaneously herewith.

                This Agreement may be executed in any number of counterparts, all of which taken together shall be deemed to constitute one and the same instrument. This Agreement shall be governed under the laws of the State of New York.

Very truly yours,

Spacehab, Incorporated

		By:	/s/Thomas B. Pickens, III
		Name:	Thomas B. Pickens, III
		Title:	Chief Executive Officer

Accepted and agreed to as of the
date set forth above:

Plainfield Special Situations Master Fund Limited

By:	/s/Steven Segaloff
Name:	Steven Segaloff
Title:	Authorized Individual

EXHIBIT A

8.0% Convertible Notes due 2007

5.5% Senior Convertible Notes due 2010

Series B Convertible Preferred Stock

Securities Issued under the Restructuring and Exchange Agreement dated even date herewith

1997 Employee Stock Purchase Plan